April 29, 2014

Via EDGAR

Mr. Tom Kluck
Legal Branch Chief
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:	New York REIT, Inc. Preliminary Proxy Statement on Schedule 14A Filed April 18, 2014 File No. 001-36416

Dear Mr. Kluck:

I am writing in response to your letter, dated April 25, 2014, regarding the staff’s review on behalf of the U.S. Securities and Exchange Commission (the “Commission”) of the Preliminary Proxy Statement on Schedule 14A of the above referenced company (the “Company”). The staff’s comments, as included in that letter, are repeated below in bold type, followed by the Company’s responses. Concurrently with the filing of this letter, the Company filed a Definitive Proxy Statement on Schedule 14A (the “Definitive Proxy”), which reflects changes in response to the staff’s comments.

General

1.	We note that several proposed changes to your Charter are subsumed in your Proposals No. 3 through 9. For example only, in Proposal No. 3, we note that you propose changes to certain provisions in your Charter regarding the voting rights of shares sold in a private offering, your investor suitability requirements, your shareholder meetings, certain voting rights of your shareholders, your shareholders’ rights to inspect your books and records and your shareholder list, and the information you are required to disclose in your annual report. Please revise, as appropriate, to separate the multiple items included in each Proposal. For those you do not unbundle, please supplementally explain your reasons. We may have further comment. Please refer to Rule 14a-4(a)(3) of Regulation 14A.

Tom Kluck
Legal Branch Chief
April 29, 2014

In response to the staff’s comment, the Company has revised the proxy statement to reorganize the matters included in former Proposal No. 3 through 9 and added two additional Proposals (for a total of twelve Proposals). Please see Proposals No. 3 through No. 11 of the Definitive Proxy.

The Company’s revisions were made in a manner to group together matters that it believes are inextricably intertwined. For example, Proposal No. 3 has been revised so that it addresses only those items in the Company’s current charter that address the Company’s equity stock.   As another example, Proposal No. 4 has been revised to contain all of the provisions in the Company’s existing charter regarding stockholder voting rights. The Company believes that the reorganized Proposals are consistent with the staff’s position that “multiple matters that are so ‘inextricably intertwined’ as to effectively constitute a single matter” may be presented within one proposal. See Question 101.01 in the staff’s Compliance and Disclosure Interpretations (Exchange Act Rule 14a-4(a)(3)).

Proposal No. 10 – Approval of Proposed Amendments Regarding Conforming . . . page 42

2.	We note that you indicate that the changes included in Proposal No. 10 are, in part, “to integrate all of the amendments to the Charter proposed in Proposals No. 3 through 10.” Please revise to clarify that the vote on Proposal No. 10 is not to approve the changes proposed in Proposals No. 3 through 9 or advise.

The Company has revised Proposal No. 12 (formerly Proposal No. 10) to clarify that the vote on Proposal No. 12 is not to approve the changes proposed in Proposals No. 3 through 11 (formerly Proposals No. 3 through 9). Please see Proposal No. 12 in the Definitive Proxy on page 45.

The Company acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the Company’s counsel, Peter M. Fass at (212) 969-3445 or Michael J. Choate at (312) 962-3567, if you have any questions regarding the foregoing.

Very truly yours,

NEW YORK REIT, INC.

/s/ Nicholas S. Schorsch

Name: Nicholas S. Schorsch
Title: Chief Executive Officer and

Chairman of the Board of Directors